Exhibit 99.1

ADDEX THERAPEUTICS LTD

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Interim Condensed Consolidated Balance Sheets as of March 31, 2024 and December 31, 2023	2
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month periods ended March 31, 2023 and 2024	3
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month period ended March 31, 2023	4
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month period ended March 31, 2024	5
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2023 and 2024	6
Unaudited Notes to the Interim Condensed Consolidated Financial Statements for the three-month period ended March 31, 2024	7

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Balance Sheets

as of March 31, 2024, and December 31, 2023

	Notes	March 31, 2024	December 31, 2023

		Amounts in Swiss francs
ASSETS

Current assets
Cash and cash equivalents	6	1,627,832	3,865,481
Other financial assets	7/12	2,380	848
Trade and other receivables	7	116,246	110,361
Contract asset	7	108,801	40,907
Prepayments	7	651,567	217,008
Total		2,506,826	4,234,605
Assets classified as held for sale	20	789,880	-
Total current assets		3,296,706	4,234,605

Non-current assets
Right-of-use assets	8	32,317	330,332
Property, plant and equipment	9	-	22,604
Non-current financial assets	10	7,070	54,344
Total non-current assets		39,387	407,280

Total assets		3,336,093	4,641,885

LIABILITIES AND EQUITY

Current liabilities
Current lease liabilities		12,239	273,956
Payables and accruals	11	3,314,143	2,384,350
Deferred income		-	234,978
Total		3,326,382	2,893,284
Liabilities directly associated with assets classified as held for sale	20	1,328,218	-
Total current liabilities		4,654,600	2,893,284

Non-current liabilities
Non-current lease liabilities		22,946	70,380
Retirement benefits obligations	14	31,534	443,524
Deferred income		-	89,232
Total non-current liabilities		54,480	603,136

Equity
Share capital	12	1,843,545	1,843,545
Share premium	12	266,391,611	266,194,689
Other equity	12	64,620,223	64,620,223
Treasury shares reserve	12	(875,112)	(909,566)
Other reserves		30,152,127	29,814,816
Accumulated deficit		(363,505,381)	(360,418,242)
Total equity		(1,372,987)	1,145,465

Total liabilities and equity		3,336,093	4,641,885

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

for the three-month periods ended March 31, 2024 and 2023

		For the three months ended March 31,
	Notes	2024	2023*

		Amounts in Swiss francs
Revenue from contract with customer	15	233,480	500,892
Other income	16	1,430	1,155

Operating costs
Research and development		(245,125)	(255,368)
General and administration		(777,877)	(614,335)
Total operating costs	17	(1,023,002)	(869,703)

Operating loss		(788,092)	(367,656)

Finance income		53,525	23,826
Finance expense		(611)	(26,179)
Finance result	19	52,914	(2,353)

Net loss before tax		(735,178)	(370,009)
Income tax expense		-	-
Net loss from continuing operations		(735,178)	(370,009)
Net loss from discontinued operations (attributable to equity holders of the Group)	20	(2,351,961)	(2,037,160)
Net loss for the period		(3,087,139)	(2,407,169)

Basic and diluted loss per share
From continuing operations		(0.01)	(0.01)
From discontinued operations		(0.02)	(0.03)
Total Basic and diluted loss per share for loss attributable to the ordinary equity holders of the Company	21	(0.03)	(0.04)

Other comprehensive loss
Items that will never be reclassified to profit and loss:
Remeasurements of retirement benefits obligation		(49,845)	(30,641)
Items that may be classified subsequently to profit and loss:
Exchange difference on translation of foreign operations		1,128	81
Other comprehensive loss for the period, net of tax		(48,717)	(30,560)

Total comprehensive loss for the period		(3,135,856)	(2,437,729)
From continuing operations		(736,547)	(371,463)
From discontinued operations		(2,399,309)	(2,066,265)

* The comparative information has been re-presented due to discontinued operations that have been reclassed to the financial line called “Net loss from discontinued operations” (note 20). In the notes of this unaudited interim condensed consolidated financial statements related to comprehensive loss information, an asterisk will remind when comparative information has been re-presented.

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month period ended March 31, 2023

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

		Amounts in Swiss francs
Balance as of January 1, 2023		1,153,483	269,511,610	64,620,223	(6,278,763)	(657,870)	26,426,243	(349,862,015)	4,912,911
Net loss for the period		-	-	-	-	-	-	(2,407,169)	(2,407,169)
Other comprehensive loss for the period		-	-	-	-	81	(30,641)	-	(30,560)
Total comprehensive loss for the period		-	-	-	-	81	(30,641)	(2,407,169)	(2,437,729)
Cost of shares issuance		-	(4,062)	-	-	-	-	-	(4,062)
Value of share-based services	13	-	-	-	-	-	431,196	-	431,196
Movement in treasury shares:	12
Net purchases under liquidity agreement		-	12,775	-	(11,818)	-	-	-	957
Sales agency agreement		-	(2,565,725)	-	3,742,506	-	-	-	1,176,781
Costs under sale agency agreement		-	(8,826)	-	-	-	-	-	(8,826)
Balance as of March 31, 2023		1,153,483	266,945,772	64,620,223	(2,548,075)	(657,789)	26,826,798	(352,269,184)	4,071,228

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

for the three-month period ended March 31, 2024

	Notes	Share Capital	Share Premium	Other Equity	Treasury Shares Reserve	Foreign Currency Translation Reserve	Other Reserves	Accumulated Deficit	Total

Amounts in Swiss francs
Balance as of January 1, 2024		1,843,545	266,194,689	64,620,223	(909,566)	(659,870)	30,474,686	(360,418,242)	1,145,465
Net loss for the period		-	-	-	-	-	-	(3,087,139)	(3,087,139)
Other comprehensive loss for the period		-	-	-	-	1,128	(49,845)	-	(48,717)
Total comprehensive loss for the period		-	-	-	-	1,128	(49,845)	(3,087,139)	(3,135,856)
Cost of pre-funded warrants exercised		-	(3,647)	-	-	-	-	-	(3,647)
Value of share-based services	13	-	-	-	-	-	386,028	-	386,028
Movement in treasury shares:	12
Net sales under liquidity agreement		-	(2,417)	-	3,947	.	-	-	1,530
Sales agency agreement		-	204,750	-	30,507	-	-	-	235,257
Costs under sale agency agreement		-	(1,764)	-	-	-	-	-	(1,764)
Balance as of March 31, 2024		1,843,545	266,391,611	64,620,223	(875,112)	(658,742)	30,810,869	(363,505,381)	(1,372,987)

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements

Unaudited Interim Condensed Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2024 and 2023

		For the three months ended March 31,
	Notes	2024	2023

		Amounts in Swiss francs
Net loss for the period		(3,087,139)	(2,407,169)
Adjustments for:
Depreciation	8/9	70,360	75,779
Value of share-based services	13	386,028	431,196
Post-employment benefits		(28,327)	(30,641)
Finance cost net		(98,152)	10,826
Increase in other financial assets	7	(1,532)	(957)
Decrease / (increase) in trade and other receivables	7	(5,885)	186,462
Increase in contract asset	7	(67,894)	(19,616)
Increase in prepayments	7	(434,559)	(610,525)
Increase in payables and accruals	11	931,159	5,208
Decrease in deferred income		(324,210)	-
Assets recorded as held for sale	20	(186,522)	-
Liabilities recorded as held for sale	20	652,294	-
Net cash used in operating activities		(2,194,379)	(2,359,437)

Cash flows from investing activities
Purchase of property, plant and equipment	9	-	(2,469)
Net cash used in investing activities		-	(2,469)

Cash flows from financing activities
Costs paid on sale of treasury shares – shelf registration		(2,782)	(2,356)
Costs paid on sale of pre-funded warrants		-	(5,495)
Costs paid on exercise of pre-funded warrants		(2,230)	-
Sales under sale agency agreement & liquidity agreement movements	12	236,787	1,177,738
Costs paid on sale of treasury shares under sale agency agreement		(1,764)	(8,826)
Cost paid on issue of treasury shares	12	-	(33,247)
Principal element of lease payment		(66,735)	(114,017)
Interest received	19	7,555	23,826
Interest paid	19	(6,283)	(9,280)
Net cash from financing activities		164,548	1,028,343

Decrease in cash and cash equivalents		(2,029,831)	(1,333,563)

Cash and cash equivalents at the beginning of the period	6	3,865,481	6,957,086
Asset recorded as held for sale (cash)	20	(305,809)	-
Exchange difference on cash and cash equivalents		97,991	(28,651)

Cash and cash equivalents at the end of the period	6	1,627,832	5,594,872

The Group reports significant non-cash items related to the fair value of the share-based services (note 13) and the right of use assets (note 8). The funds received from the grant Eurostars/Innosuisse and the associate deferred income have been recorded as asset and liability held for sale respectively (notes 16 and 20).

The accompanying notes form an integral part of these consolidated financial statements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Unaudited Notes to the Interim Condensed Consolidated Financial Statements

for the three-month period ended March 31, 2024

(Amounts in Swiss francs)

1. General information

Addex Therapeutics Ltd (the “Company”), formerly Addex Pharmaceuticals Ltd, and its subsidiaries (together, the “Group”) are a clinical stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders.

The Company is a Swiss stockholding corporation domiciled c/o Addex Pharma SA, Chemin des Aulx 12, CH 1228 Plan-les-Ouates, Geneva, Switzerland and the parent company of Addex Pharma SA, Addex Pharmaceuticals France SAS, Neurosterix Pharma Sàrl, Neurosterix SA and Addex Pharmaceuticals Inc. The Groups principal place of business is Chemin des Mines 9, CH 1202 Geneva, Switzerland. Its registered shares are traded at the SIX Swiss Exchange, under the ticker symbol ADXN. On January 29, 2020, the Group listed on the Nasdaq Stock Market, American Depositary Shares (ADSs) under the symbol “ADXN”, without a new issuance of securities. ADSs represents shares that continue to be admitted to trading on SIX Swiss Exchange.

These interim condensed consolidated financial statements have been approved for issuance by the Board of Directors on June 5, 2024.

2. Basis of preparation

These interim condensed consolidated financial statements for the three-month period ended March 31, 2024, have been prepared under the historic cost convention and in accordance with IAS 34 “Interim Financial Reporting” and are presented in a format consistent with the consolidated financial statements under IAS 1 “Presentation of Financial Statements”. However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023.

Interim financial results are not necessarily indicative of results anticipated for the full year. The preparation of these unaudited interim condensed consolidated financial statements made in accordance with IAS 34 requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of current events and actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgment which are significant to the interim condensed consolidated financial statements are disclosed in note 4 to the consolidated financial statements for the year ended December 31, 2023.

A number of new or amended standards and interpretations became applicable for financial reporting periods beginning on or after January 1, 2024. Of the latter, the Group noted the publication of IFRS S1 (General requirement for disclosure of sustainability-related financial information) and IFRS S2 (climate – related Disclosures). The Group concluded that those new IFRS standards were not relevant as the Group did not opt for the publication of a sustainability report in accordance with Six Swiss Exchange listing rules.

There are other new standards, amendments and interpretations which have been deemed by the Group as currently not relevant, hence are not listed or discussed further here.

Due to rounding, numbers presented throughout these interim condensed consolidated financial statements may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amounts rather than the presented rounded amounts.

Where necessary, comparative figures have been revised to conform with the current year 2024 presentation. In particular, we re-presented the unaudited interim condensed consolidated statements of comprehensive loss of the first quarter of 2023, in order to reclass discontinued operations in accordance with IFRS 5 (note 20). In addition, the ADS numbers previously disclosed have been amended following the change in ADS ratio executed on October 23, 2023, from one ADS to six shares to a new ratio of one ADS to one hundred and twenty shares. The ADS ratio change had the same effect as a one to twenty ADS reverse split and except as otherwise indicated, all information in these consolidated financial statements gives retroactive effect to the ADS Ratio Change.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

3. Material accounting estimates and judgments

The Group makes estimates and assumptions concerning the future. These estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities or may have had a significant impact on the reported results are disclosed below:

Going concern

The Group’s accounts are prepared on a going concern basis. To date, the Group has financed its cash requirements primarily from share issuances, licensing certain of its research and development stage products and selling its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs. The Group is a development - stage enterprise and is exposed to all the risks inherent in establishing a business. The Group expects that its existing cash and cash equivalents, at the issuance date of these unaudited consolidated financial statements will be sufficient to fund its operations and meet all of its obligations as they fall due, through 2026. The future viability of the Group is dependent on its ability to raise additional capital through public or private financings or collaboration agreements to finance its future operations, which may be delayed due to reasons outside of the Group’s control including health pandemics and geopolitical risks. The sale of additional equity may dilute existing shareholders. The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or stop some or all of its research and development programs to ensure it remains solvent. Management continues to explore options to obtain additional funding, including through collaborations with third parties related to the future potential development and/or commercialization of its product candidates. However, there is no assurance that the Group will be successful in raising funds, closing collaboration agreements, obtaining sufficient funding on terms acceptable to the Group, or if at all, which could have a material adverse effect on the Group’s business, results of operations and financial condition.

The Business of the Group could be adversely affected by health pandemics and geopolitical risks

The business of the Group could be adversely affected by health epidemics and geopolitical risks in regions where the Group or partners have concentrations of clinical trial sites or other business operations and could cause significant disruption in the operations of third-party manufacturers and CROs upon whom the Group or partners rely. Health pandemics may pose the risk that the Group, employees, contractors, collaborators, and partners may be prevented from conducting certain pre-clinical tests, clinical trials or other business activities for an indefinite period of time, including due to travel restrictions, quarantines, “stay-at-home” and “shelter-in-place” orders or shutdowns that have been or may in the future be requested or mandated by governmental authorities. For example, the COVID-19 pandemic has impacted and could in the future impact the business of the Group and ongoing and planning clinical trials led by the Group or partners, including as a result of delays or difficulties in clinical site initiation, difficulties in recruiting and retaining clinical site investigators and clinical site staff and interruption of the clinical supply chain or key clinical trial activities, such as clinical trial site monitoring, and supply chain interruptions caused by restrictions for the supply of materials for drug candidates or other materials necessary to manufacture product to conduct clinical and preclinical tests. Geopolitical risks such as Russia-Ukraine war or Middle East conflict may create global security concerns including the possibility of an expanded regional or global conflict and potential ramifications such as disruption of the supply chain including research and development activities being conducted by the Group and its strategic partners. The Group and partners rely on global networks of contract research organizations to engage clinical study sites and enroll patients, certain of which are in Russia and Ukraine. Delays in research and development activities of the Group and its partners could increase associated costs and, depending upon the duration of any delays, require the Group and its partners to find alternative suppliers at additional expense. In addition, Russia-Ukraine war has had significant ramifications on global financial markets, which may adversely impact the ability of the Group to raise capital on favorable terms or at all.

Discontinued operations, assets and liabilities held for sale related to the Neurosterix Transaction

During the first quarter of 2024, it became highly probable that the Group would sell a part of its business constituted by its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs (see note 20). As a consequence, the group recorded assets held for sale, liabilities held for sale as of March 31, 2024 and recognized discontinued operations in the financial line of the statements of comprehensive loss called “net loss from discontinued operations” for the three month-period ended March 31, 2024 and 2023 respectively, in accordance with IFRS 5. The Group identified cash flows from discontinued operations for the three month-period ended March 31, 2024 and 2023, respectively (see note 20). The identification of assets held for sale, liabilities held for sale and discontinued operations may require some degree of judgement.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Revenue recognition

Revenue is primarily from fees related to licenses, milestones and research services. Given the complexity of the relevant agreements, judgements are required to identify distinct performance obligations, allocate the transaction price to these performance obligations and determine when the performance obligations are met. In particular, the Group’s judgement over the estimated stand-alone selling price which is used to allocate the transaction price to the performance obligations is disclosed in note 15.

Grants

Grants are recorded at their fair value when there is reasonable assurance that they will be received and recognized as income when the Group has satisfied the underlying grant conditions. In certain circumstances, grant income may be recognized before explicit grantor acknowledgement that the conditions have been met.

Accrued research and development costs

The Group records accrued expenses for estimated costs of research and development activities conducted by third party service providers. The Group records accrued expenses for estimated costs of research and development activities based upon the estimated amount of services provided, but not yet invoiced, and these costs are included in accrued expenses on the balance sheets and within research and development expenses in the statements of comprehensive loss. These costs are a significant component of research and development expenses. Accrued expenses for these costs are recorded based on the estimated amount of work completed in accordance with agreements established with these third parties. Due to the nature of estimates, the Group may be required to make changes to the estimates after a reporting period as it becomes aware of additional information about the status or conduct of its research activities.

Research and development costs

The Group recognizes expenditure incurred in carrying out its research and development activities, including development supplies, until it becomes probable that future economic benefits will flow to the Group, which results in recognizing such costs as intangible assets, involving a certain degree of judgement. Currently, such development supplies are associated with preclinical and clinical trials of specific products that have not demonstrated technical feasibility.

Share-based compensation

The Group recognizes an expense for share-based compensation based on the valuation of equity incentive units using the Black-Scholes valuation model. A number of assumptions related to the volatility of the underlying shares and to the risk-free rate are made in this model. Should the assumptions and estimates underlying the fair value of these instruments vary significantly from management’s estimates, then the share-based compensation expense would be materially different from the amounts recognized.

Equity instruments

The group records in equity the prefunded warrants sold to investors and the warrants granted to investors at a fair value whose valuation is calculated using Black - Scholes model.

Pension obligations

The present value of the pension obligations is calculated by an independent actuary and depends on a number of assumptions that are determined on an actuarial basis such as discount rates, future salary and pension increases, and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. The Group determines the appropriate discount rate at the end of each period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other key assumptions for pension obligations are based in part on current market conditions.

4. Interim measurement note

Seasonality of the business: The business is not subject to any seasonality, but expenses and corresponding revenue are largely determined by the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs: Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

5. Segment reporting

Management has identified one single operating segment, related to the discovery, development and commercialization of small-molecule pharmaceutical products.

Information about products, services and major customers

External income of the Group for the three-month period ended March 31, 2024 and 2023 is derived from the business of discovery, development and commercialization of pharmaceutical products. Income was earned from rendering of research services to a pharmaceutical company.

Information about geographical areas

External income is exclusively recorded in the Swiss operating company.

Analysis of revenue from contract with customer and other income by nature is detailed as follows:

	For the three months Ended March 31,
	2024	2023*
Collaborative research funding	233,480	500,892
Other service income	1,430	1,155
Total	234,910	502,047

Analysis of revenue from contract with customer and other income by major counterparties is detailed as follows:

	For the three months Ended March 31,
	2024	2023*
Indivior PLC	233,480	500,892
Other counterparties	1,430	1,155
Total	234,910	502,047

For more detail, refer to note 15, “Revenue from contract with customer” and note 16 “Other income”.

The geographical allocation of long-lived assets is detailed as follows:

	March 31, 2024	December 31, 2023
Switzerland	39,037	406,946
France	350	334
Total	39,387	407,280

The geographical analysis of operating costs is as follows:

	For the three months Ended March 31,
	2024	2023*
Switzerland	1,021,074	851,459
United States of America	1,646	17,137
France	282	1,107
Total operating costs (note 17)	1,023,002	869,703

The capital expenditure during the three-month period ended March 31, 2024 is nil (CHF 2,469 for the three-month period ended March 31, 2023).

6. Cash and cash equivalents

	March 31, 2024	December 31, 2023
Cash at bank and on hand	1,627,832	3,865,481
Total cash and cash equivalents	1,627,832	3,865,481

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Split by currency:

	March 31, 2024	December 31, 2023
CHF	29.99%	39.88%
USD	47.23%	56.22%
EUR	17.71%	3.03%
GBP	5.07%	0.87%
Total	100.00%	100.00%

The Group invests its cash balances into a variety of current and deposit accounts mainly with one Swiss bank whose external credit rating is P-1/A-1.

All cash and cash equivalents were held either at banks or on hand as of March 31, 2024 and December 31, 2023.

7. Other current assets

	March 31, 2024	December 31, 2023
Other financial assets	2,380	848
Trade and other receivables	116,246	110,361
Contract asset (Indivior PLC)	108,801	40,907
Prepayments	651,567	217,008
Total other current assets	878,994	369,124

Prepayments increased by CHF 0.5 million as of March 31, 2024 compared to December 31, 2023 primarily due to retirement benefits paid annually at the beginning of the year. Prepayments related to retirement benefits of employees transferred to Neurosterix on April 2, 2024 are not considered as an asset held for sale. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”), which uses a lifetime expected loss allowance for all contract assets, trade receivables and other receivables. The Group has considered that the contract asset, trade receivables and other receivables have a low risk of default based on historic loss rates and forward-looking information on macroeconomic factors affecting the ability of the third parties to settle invoices. As a result, expected loss allowance has been deemed as nil as of March 31, 2024 and December 31, 2023.

8. Right-of-use assets

Year ended December 31, 2023	Properties	Equipment	Total
Opening net book amount	353,097	4,516	357,613
Depreciation charge	(277,885)	(2,708)	(280,593)
Effect of lease modifications	253,312	-	253,312
Closing net book amount	328,524	1,808	330,332

As of December 31, 2023	Properties	Equipment	Total
Cost	1,725,162	13,542	1,738,704
Accumulated depreciation	(1,396,638)	(11,734)	(1,408,372)
Net book value	328,524	1,808	330,332

Period ended March 31, 2024	Properties	Equipment	Total
Opening net book amount	328,524	1,808	330,332
Depreciation charge	(66,066)	(677)	(66,743)
Assets classified as held for sale	(230,141)	(1,131)	(231,272)
Closing net book amount	32,317	-	32,317

As of March 31, 2024	Properties	Equipment	Total
Cost	95,110	-	95,110
Accumulated depreciation	(62,793)	-	(62,793)
Net book value	32,317	-	32,317

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The gross value of the right of use assets decreased by CHF 1,643,594 between the periods ended December 31, 2023 and March 31, 2024. The decrease is due to the transfer of assets to Neurosterix recorded as held for sale.

9. Property, plant and equipment

Year ended December 31, 2023	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount	41,121	-	-	41,121
Additions	6,842	-	-	6,842
Depreciation charge	(25,359)	-	-	(25,359)
Closing net book amount	22,604	-	-	22,604

As of December 31, 2023	Equipment	Furniture & fixtures	Chemical library	Total
Cost	1,721,251	7,564	1,207,165	2,935,980
Accumulated depreciation	(1,698,647)	(7,564)	(1,207,165)	(2,913,376)
Net book value	22,604	-	-	22,604

Period ended March 31, 2024	Equipment	Furniture & fixtures	Chemical library	Total
Opening net book amount	22,604	-	-	22,604
Depreciation charge	(3,617)	-	-	(3,617)
Assets classified as held for sale	(18,987)	-	-	(18,987)
Closing net book amount	-	-	-	-

As of March 31, 2024	Equipment	Furniture & fixtures	Chemical library	Total
Cost	83,502	-	-	83,502
Accumulated depreciation	(83,502)	-	-	(83,502)
Net book value	-	-	-	-

The gross value of property, plant and equipment decreased by CHF 2,852,478 between the periods ended December 31, 2023 and March 31, 2024. The decrease includes CHF 2,596,458 related to assets transferred to Neurosterix recorded as held for sale and CHF 256,020 related to disposals.

10. Non-current financial assets

	March 31, 2024	December 31, 2023
Security rental deposits	7,070	54,344
Total non-current financial assets	7,070	54,344

11. Payables and accruals

	March 31, 2024	December 31, 2023
Trade payables	1,627,961	984,384
Social security and other taxes	78,310	164,609
Accrued expenses	1,607,872	1,235,357
Total payables and accruals	3,314,143	2,384,350

All payables mature within 3 months. Accrued expenses and trade payables primarily relate to R&D services from contract research organizations, consultants and professional fees. The total amount of payables and accruals increased by CHF 0.9 million as of March 31, 2024 compared to December 31, 2023 mainly due to delayed payments and increased legal fees related to the Neurosterix Transaction. The carrying amounts of payables do not materially differ from their fair values, due to their short-term nature.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

12. Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2023	115,348,311	(38,214,291)	77,134,020
Sale of shares under sale agency agreement	-	3,742,506	3,742,506
Net purchase of shares under liquidity agreement	-	(5,235)	(5,235)
Balance as of March 31, 2023	115,348,311	(34,477,020)	80,871,291
Shares reclassed as treasury shares under IFRS 2	-	(17,438,883)	(17,438,883)
Balance as of March 31, 2023 IFRS 2	115,348,311	(51,915,903)	63,432,408

	Number of shares
	Common shares	Treasury shares	Total
Balance as of January 1, 2024	184,354,496	(59,159,103)	125,195,393
Sale of shares under sale agency agreement	-	3,050,665	3,050,665
Net sale of shares under liquidity agreement	-	19,999	19,999
Balance as of March 31, 2024	184,354,496	(56,088,439)	128,266,057
Shares reclassed as treasury shares under IFRS 2	-	(29,958,807)	(29,958,807)
Balance as of March 31, 2024 IFRS 2	184,354,496	(86,047,246)	98,307,250

As of March 31, 2024, 128,266,057 shares were outstanding excluding 56,088,439 treasury shares directly held by Addex Pharma SA and including 29,958,807 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2 (note 13). As of March 31, 2023, 80,871,291 shares were outstanding excluding 34,477,020 treasury shares directly held by Addex Pharma SA and including 17,438,883 outstanding shares benefiting from our DSPPP, considered as treasury shares under IFRS 2. All shares have a nominal value of CHF 0.01.

The Group maintains a liquidity agreement with Kepler Cheuvreux (“Kepler”). Under the agreement, the Group has provided Kepler with cash and shares to enable them to buy and sell the Company’s shares. As of March 31, 2024, 152,073 (December 31, 2023: 172,072) treasury shares are recorded under this agreement in the treasury share reserve and CHF 2,380 (December 31, 2023: CHF 848) is recorded in other financial assets.

During the three-month period ended March 31, 2024, the Group sold 3,050,665 treasury shares under the sale agency agreement with Kepler Cheuvreux at an average price of CHF 0.077 per share for gross proceeds of CHF 235,257 (during the three-month period ended March 31, 2023, the Group sold 3,742,506 treasury shares at an average price of CHF 0.31 per share for gross proceeds of CHF 1,176,781).

On February 20, 2024, in accordance with Swiss law, the company registered in the commercial register 6,120,000 new shares issued out of conditional capital from December 12, 2023 to December 31, 2023 following the exercise of pre-funded warrants granted to one institutional investor on April 3, 2023.

13. Share-based compensation

The total share-based compensation expense for equity incentive units recognized as continuing operating costs in the statement of comprehensive loss for the three-month period ended March 31, 2024 amounted to CHF 58,347 compared to CHF 64,673 for the three-month period ended March 31, 2023. During the same period, the total share-based compensation expense recognized in the statement of comprehensive loss under “net loss from discontinued operations” amounted to CHF 327,681 and CHF 366,523, respectively (see note 20).

As of March 31, 2024, 8,009,470 options were outstanding (December 31, 2023: 1,570,346). On January 8, 2024, the Group granted 6,439,124 options at an exercise price of CHF 0.05 with vesting over 4 years and a 10-year exercise period. As of March 31, 2024 and December 31, 2023, there are no equity sharing certificates (ESCs) outstanding.

As of March 31, 2024, and December 31, 2023, 29,958,807 shares benefiting from our Deferred Strike Price Payment Plan (DSPPP) were outstanding. All the shares benefiting from our DSPPP have been recorded as treasury shares in accordance with IFRS 2 (see note 12).

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

14. Retirement benefits obligations

The amounts recognized in the statement of comprehensive loss are as follows:

	For the three months ended March 31,
	2024	2023*
Current service cost	(3,150)	(3,333)
Past service cost	1,070	1,348
Interest cost	(1,795)	(2,349)
Interest income	1,633	2,266
Company pension amount (note 18)	(2,242)	(2,068)

The company pension costs recognized as continuing operating costs in the statement of comprehensive loss for the three-month periods ended March 31, 2024 and March 31, 2023 were close to nil. During the same period, the total pension costs recognized in the financial line of the statement of comprehensive loss called “net loss from discontinued operations” amounted to CHF 42,493 and CHF 39,217 respectively.

The amounts recognized in the balance sheet are determined as follows:

	March 31, 2024	December 31, 2023
Defined benefit obligation	(168,997)	(9,138,045)
Fair value of plan assets	137,463	8,694,521
Retirement benefit obligation	(31,534)	(443,524)

Retirement benefit obligation decreased by CHF 0.4 million as of March 31, 2024 compared to December 31, 2023 because CHF 0.4 million has been recorded as liabilities held for sale following the Neurosterix Transaction (note 20).

15. Revenue from contract with customer

License & research agreement with Indivior PLC

On January 2, 2018, the Group entered into an agreement with Indivior for the discovery, development and commercialization of novel GABAB PAM compounds for the treatment of addiction and other CNS diseases. This agreement included the selected clinical candidate, ADX71441. In addition, Indivior agreed to fund a research program at the Group to discover novel GABAB PAM compounds.

The contract contains two distinct material promises and performance obligations: (1) the selected compound ADX71441 which falls within the definition of a licensed compound, whose rights of use and benefits thereon was transferred in January 2018 and, (2) the research services to be conducted by the Group and funded by Indivior to discover novel GABAB PAM compounds for clinical development that may be discovered over the research term of the agreement and selected by Indivior.

Indivior has sole responsibility, including funding liability, for development of selected compounds under the agreement through preclinical and clinical trials, as well as registration procedures and commercialization, if any, worldwide. Indivior has the right to design development programs for selected compounds under the agreement. Through the Group’s participation in a joint development committee, the Group reviews, in an advisory capacity, any development programs designed by Indivior. However, Indivior has authority over all aspects of the development of such selected compounds.

Under terms of the agreement, the Group granted Indivior an exclusive license to use relevant patents and know-how in relation to the development and commercialization of product candidates selected by Indivior. Subject to agreed conditions, the Group and Indivior jointly own all intellectual property rights that are jointly developed and the Group or Indivior individually own all intellectual property rights that the Group or Indivior develop individually. The Group has retained the right to select compounds from the research program for further development in areas outside the interest of Indivior including Cough. Under certain conditions, but subject to certain consequences, Indivior may terminate the agreement.

In January 2018, the Group received, under the terms of the agreement, a non-refundable upfront fee of USD 5.0 million for the right to use the clinical candidate, ADX71441, including all materials and know-how related to this clinical candidate. In addition, the Group is eligible for payments on successful achievement of pre-specified clinical, regulatory and commercial milestones totaling USD 330 million and royalties on net sales of mid-single digits to low double-digits.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

On February 14, 2019, Indivior terminated the development of their selected compound, ADX71441. Separately, Indivior funds research at the Group, based on a research plan to be mutually agreed between the parties, to discover novel GABAB PAM compounds. These future novel GABAB PAM compounds, if selected by Indivior, become licensed compounds. The Group agreed with Indivior to an initial research term and duration of two years with a funding of USD 4 million over the period for the Group’s R&D costs incurred, that can be extended by twelve-month increments. R&D costs are calculated based on the costs incurred in accordance with the contract. Following Indivior’s selection of one newly identified compound, the Group has the right to also select one additional newly identified compound. The Group is responsible for the funding of all development and commercialization costs of its selected compounds and Indivior has no rights to the Group’s selected compounds. The initial two-year research term was expected to run from May 2018 to April 2020. In 2019, Indivior agreed to an additional research funding of USD 1.6 million, for the research period. On October 30, 2020, the research term was extended until June 30, 2021 and Indivior agreed to additional research funding of USD 2.8 million. Effective May 1, 2021, the research term was extended until July 31, 2022 and Indivior agreed additional research funding of CHF 3.7 million, of which CHF 2.7 million was paid to the Group and CHF 1.0 million paid directly by Indivior to third party suppliers that are supporting the funded research program. In August 2022, the research agreement was extended until March 31, 2023 and Indivior agreed to additional research funding of CHF 0.85 million. The reserved indications, where Addex retains exclusive rights to develop its own independent GABAB PAM program, have also been expanded to include cough. Effective November 1, 2022, the research term was extended until June 30, 2023 and Indivior agreed to additional research funding of CHF 0.95 million. Effective July 1, 2023, the research agreement with Indivior has been extended until June 30, 2024 and Indivior committed additional research funding of CHF 2.7 million including CHF 1.1 million expected to be paid to the Group and CHF 1.6 million paid directly by Indivior to third party suppliers that are supporting the funded research program.

For the three-month period ended March 31, 2024, the Group recognized CHF 0.2 million as revenue in continuing operations (for the three-month period ended March 31, 2023: CHF 0.5 million) and recorded CHF 0.1 million in contract asset as of March 31, 2024 (December 31, 2023: CHF 0.1 million relating to contract assets and trade receivables).

Janssen Pharmaceuticals Inc. (formerly Ortho-McNeil-Janssen Pharmaceuticals Inc)

On December 31, 2004, the Group entered into a research collaboration and license agreement with Janssen Pharmaceuticals Inc. (JPI). In accordance with this agreement, JPI has acquired an exclusive worldwide license to develop mGlu2 PAM compounds for the treatment of human health. The Group is eligible to receive up to EUR 109 million in success-based development and regulatory milestone, and low double-digit royalties on net sales. The Group considers these various milestones to be variable considerations as they are contingent upon achieving uncertain, future development stages and net sales. For this reason, the Group considers the achievement of the various milestones as binary events that will be recognized as revenue upon occurrence.

No amounts have been recognized under this agreement for the three-month period ended March 31, 2024 and 2023.

16. Other income

Under grant agreements with Eurostars/Innosuisse the Group is required to complete specific research activities within a defined period of time. The Group’s funding is fixed and received based on the satisfactory completion of the agreed research activities and incurring the related costs.

In July 2019, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu7 NAM program totally recognized as income as of December 31, 2021.

In September 2023, the Group was awarded a grant of CHF 0.5 million by Eurostars/Innosuisse to support the mGlu2 NAM program of which CHF 0.3 million were received in December 2023. As of April 2, 2024, following the Neurosterix Transaction, other income recognized through this grant in the first quarter of 2024 has been reclassed in the statements of comprehensive loss under “net loss from discontinued operations”. The remaining funds and the associated deferred income amount of CHF 0.3 million as of March 31, 2024 has been recorded as assets and liabilities held for sale, respectively (see note 20).

The Group additionally recognized other income from IT consultancy agreements.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

17. Operating costs

	For the three months Ended March 31,
	2024	2023*
Staff costs (note 18)	68,682	54,910
Depreciation (notes 8/9)	2,938	2,938
External research and development costs	179,110	199,902
Patent maintenance and registration costs	55,539	58,073
Professional fees	452,010	293,528
D&O insurance	51,049	156,315
Other operating costs	213,674	104,037
Total operating costs	1,023,002	869,703

The evolution of the total operating costs is mainly driven by professional fees and other operating costs.

During the three-month period ended March 31, 2024, total operating costs recognized as continuing operating costs increased by CHF 0.2 million compared to the same period ended March 31, 2023, primarily due to increased legal fees. During the same period, total operating costs recognized in the statement of comprehensive loss under “net loss from discontinued operations” remained stable at CHF 2.0 million (see note 20).

18. Staff costs

	For the three months Ended March 31,
	2024	2023*
Wages and salaries	54,284	41,162
Social charges and insurances	6,210	4,805
Value of share-based services	5,946	6,875
Retirement benefit (note 14)	2,242	2,068
Total staff costs	68,682	54,910

During the three-month period ended March 31, 2024, total staff costs recognized as continuing operating costs remained stable compared to the same period ended March 31, 2023. During the same period, total staff costs recognized in the financial line of the statement of comprehensive loss called “net loss from discontinued operations” increased by CHF 0.1 million (see note 20).

19. Finance result, net

	For the three months Ended March 31,
	2024	2023*
Interest income	7,571	23,826
Interest cost	(146)	-
Interest expense on leases	(465)	(609)
Foreign exchange (losses)/gains, net	45,954	(25,570)
Finance result, net	52,914	(2,353)

20. Discontinued operations

On February 8, 2024, the Group signed a non-binding term sheet with Perceptive Advisors related to the divestment of part of its business constituted by its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs. On April 2, 2024, the sale became effective (see note 23).

As the sale became highly probable during the first quarter of 2024, the Group has identified assets and liabilities held for sale as of March 31, 2024 and discontinued operations in the first quarter of 2024 with its comparative related to the first quarter of 2023.

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Financial performance of discontinued operations:

	For the three months Ended March 31,
	2024	2023
Other income	38,401	-
Research and development	(1,320,098)	(1,459,609)
General and administration	(636,281)	(572,239)
Total operating costs	(1,956,379)	(2,031,848)

Operating loss	(1,917,978)	(2,031,848)

Finance expense	(5,672)	(5,311)
Net loss before tax	(1,923,650)	(2,037,159)
Income tax expense	-	-
Net loss from discontinued operations	(1,923,650)	(2,037,159)
Legal fees expenses related to the sale of discontinued operations	(428,311)	-
Total net loss from discontinued operations	(2,351,961)	(2,037,159)

Operating costs of discontinued operations:

	For the three months Ended March 31,
	2024	2023
Staff costs	1,368,966	1,288,517
Depreciation	67,422	72,841
External research and development costs	331,678	508,880
Laboratory consumables	17,735	69,622
Patent maintenance and registration costs	62,563	4,269
Professional fees	38,271	-
Short-term leases	8,329	8,216
D&O insurance	-	-
Other operating costs	61,415	79,503
Total discontinued operating costs	1,956,379	2,031,848

Discontinued operating costs primarily driven by staff and external research and development costs remained stable at CHF 2.0 million for the three-month periods closed on March 31, 2024 and 2023.

Assets classified as held for sale:

March 31, 2024
Cash and cash equivalents	305,809
Prepayments and other receivables	186,522
Security rental deposits	47,290
Property, plant and equipment	18,987
Right of use assets	231,272
Total Assets held for sale	789,880

Liabilities directly associated with assets classified as held for sale:

March 31, 2024
Current lease liabilities	242,416
Payables and accruals	366,485
Deferred income	285,809
Retirement benefits obligations	433,508
Total Liabilities held for sale	1,328,218

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

Cash flows of discontinued operations:

	For the three months Ended March 31,
	2024	2023
Net loss from discontinued operations	(1,923,650)	(2,037,160)
Adjustments for:
Depreciation	67,422	72,841
Value of share-based services	327,682	366,523
Post-employment benefits	(27,338)	(29,480)
Finance cost net	5,672	5,311
Decrease in other receivables	2,622	126,272
Increase in prepayments	(593,142)	(514,373)
Increase in payables and accruals	496,472	56,614
Decrease in deferred income	(38,401)	-
Net cash flow used in operating activities	(1,682,661)	(1,953,452)

Net cash flow used in investing activities
Purchase of property, plant and equipment	-	(2,469)
Net cash used in investing activities	-	(2,469)

Cash flows used in financing activities
Principal element of lease payment	(63,770)	(111,196)
Interest paid	(5,672)	(5,311)
Net cash used in financing activities	(69,442)	(116,507)

Net cash used in discontinued activities	(1,752,103)	(2,072,428)

21. Loss per share

Basic and diluted loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of shares in issue during the period excluding treasury shares.

	For the three months Ended March 31,
	2024	2023
Net loss from continuing operations	(735,178)	(370,009)
Net loss from discontinued operations	(2,351,961)	(2,037,160)
Net loss attributable to equity holders of the company	(3,087,139)	(2,407,169)
Weighted average number of shares in issue	97,534,676	61,249,364
Basic and diluted loss per share	(0.03)	(0.04)
From continuing operations	(0.01)	(0.01)
From discontinued operations	(0.02)	(0.03)

The Company has three categories of dilutive potential shares: treasury shares, share options and warrants which have been ignored in the calculation of the loss per share for the three-month periods ended March 31, 2024 and 2023, as they would be antidilutive.

22. Related party transactions

Related parties include members of the Board of Directors and the Executive Management of the Group. The following transactions were carried out with related parties:

Key management compensation	For the three months Ended March 31,		For the three months Ended March 31,
	2024	2023	2024	2023
	Continuing operations		Discontinued operations
Salaries, other short-term employee benefits and post-employment benefits	59,828	34,567	319,348	313,123
Consulting fees	-	4,350	-	-
Share-based compensation	52,398	56,329	260,887	306,349
Total	112,226	95,246	580,235	619,472

Addex Therapeutics │ Unaudited Interim Condensed Consolidated Financial Statements │Notes

The total compensation costs to key management remain stable at CHF 0.7 million for the three-month period ended March 31, 2024 and including CHF 0.1 million recognized as continuing operations and CHF 0.6 million recognized as discontinued operations.

The Group has a net payable to the Board of Directors and Executive Management of CHF 0.1 million as of March 31, 2024 and December 31, 2023. Share-based compensation relates to the fair value of equity incentive units recognized through profit and loss following their vesting plan.

23. Events after the balance sheet date

On April 2, 2024, the Group divested its allosteric modulator drug discovery technology platform and a portfolio of preclinical programs to a newly formed Swiss company, Neurosterix Pharma Sàrl (Neurosterix). Neurosterix has received committed funding of USD 63 million from a syndicate of investors led by Perceptive Advisors (Perceptive Xontogeny Venture Fund II L.P, Perceptive Life Sciences Master Fund Ltd and Acorn Bioventures 2, L.P) (the “Neurosterix Transaction” or “Transaction”). As part of the Transaction, Addex received gross proceeds of CHF 5.0 million in cash and an equity interest representing 20% of Neurosterix. Addex retained its partnerships with Janssen Pharmaceuticals, Inc. and Indivior PLC, as well as unpartnered clinical stage assets including dipraglurant for Parkinson’s disease and post-stroke/TBI recovery and its preclinical GABAB PAM program for chronic cough. The Transaction includes the transfer of the associated R&D staff and infrastructure. As part of the Transaction, Addex and Neurosterix entered into a service agreement which provides Addex with access to certain staff and infrastructure to ensure the operation of the Addex retained business.